BLUE ACQUISITION CORP.

1601 Anita Lane

Newport Beach, CA 92660

June 10, 2025

VIA EDGAR

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Blue Acquisition Corp./Cayman

Registration Statement on Form S-1

Filed: June 2, 2025

File No. 333-287281

Ladies & Gentlemen:

This letter sets forth the responses of Blue Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), to the comment letter dated June 10, 2025 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Amendment No.1 to the Company’s registration statement on Form S-1 filed via EDGAR to the Commission on June 2, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment.

Amendment No. 1 to Registration Statement on Form S-1

The Offering

Founders Shares, page 22

1. We note disclosure on page 23 and elsewhere in the filing that “if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders.” Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private share rights.

Response: The Company acknowledges the Staff’s comment and has added disclosure on pages 23, 30, 34, 127, 132, 149 and 153 in response to this comment.

We thank the Staff for its review of the foregoing and the Amendment. If you have any questions or further comments concerning the Amendment, please contact our counsel, Lijia Sanchez of Ellenoff Grossman & Schole LLP, by telephone at (212) 370-1300 or via e-mail at lsanchez@egsllp.com.

Sincerely,

Blue Acquisition Corp.

/s/ Ketan Seth
Ketan Seth
Chief Executive Officer

Enclosures

cc:	Eric McPhee

Jennifer Monick

David Link

Lijia Sanchez

Giovanni Caruso – Loeb & Loeb LLP